FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of September, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]
        Notice Regarding Repurchase of the Company’s Own Shares in Market

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: September 24, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
September 24, 2010
Notice Regarding Repurchase of the Company’s Own Shares in Market
(Repurchase of company’s own share according to the articles of incorporation pursuant to Article 165,
Paragraph 2 of the Companies Act of Japan)
     MS&AD Insurance Group Holdings, Inc. (the “Company”) hereby announces that pursuant to Article 156 of the Companies Act of Japan as modified by Article 165, Paragraph 3, of the Act, the Company has repurchased its own shares by market transactions and has completed the repurchase resolved at its meeting of the Board of Directors held on August 12, 2010, as follows:
(1) Period of repurchase:
From August 18, 2010, to September 22, 2010
(2) Class of shares repurchased:
Shares of common stock of the Company
(3) Total number of shares repurchased:
4,969,700 shares
(4) Aggregate amount of repurchase price:
JPY 9,999,933,600
(5) Method of repurchase:
Market transaction on the Tokyo Stock Exchange

(Reference 1)	Details of repurchase resolved at the meeting of the Board of Directors held on August 12, 2010:
(1) Class of shares to be repurchased:
Shares of common stock of the Company
(2) Total number of shares to be repurchased:
7,000,000 shares (Maximum)
(Approximately 1.1% of the shares issued)
(3) Aggregate amount of repurchase price:
JPY 10,000,000,000 (Maximum)
(4) Period of repurchase:
From August 13, 2010, to September 22, 2010

(Reference 2)	Total number and aggregate amount of Company’s own shares repurchased under the resolution:
(1) Total number of shares repurchased:
4, 969,700 shares
(2) Aggregate amount of repurchase price:
JPY 9,999,933,600
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